UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FLEX LNG Ltd.
(Name of Issuer)

Ordinary Shares, Par Value $0.10 Per Share
(Title of Class of Securities)

G35947202
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

__________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G35947202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Geveran Trading Co. Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

24,133,811

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

24,133,811

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,133,811

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

44.6%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
* Based on 54,110,584 ordinary shares of the Issuer, par value $0.10 per share, (the “Shares”) issued and outstanding as of December 31, 2019.

CUSIP No.	G35947202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

24,133,811

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

24,133,811

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,133,811

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

44.6%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Based on 54,110,584 Shares issued and outstanding as of December 31, 2019.

CUSIP No.	G35947202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

24,133,811

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

24,133,811

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,133,811

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

44.6%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Based on 54,110,584 Shares issued and outstanding as of December 31, 2019.

CUSIP No.	G35947202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

24,133,811

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

24,133,811

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,133,811

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

44.6%**

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* Mr. Fredriksen may be deemed to beneficially own 24,133,811 Shares of Flex LNG Ltd. through his indirect influence over Geveran Trading Co. Ltd. and Greenwich Holdings Limited, the shares of which are held in trusts (the “Trusts”). The Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Geveran Trading Co. Ltd. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 24,133,811 Shares beneficially owned by Geveran Trading Co. Ltd. and Greenwich Holdings Limited except to the extent of his voting and dispositive interests in such Shares. Mr. Fredriksen has no pecuniary interest in the 24,133,811 Shares beneficially owned by Geveran Trading Co. Ltd. and Greenwich Holdings Limited.
** Based on 54,110,584 Shares issued and outstanding as of December 31, 2019.

CUSIP No.	G35947202

Item 1.	(a)	Name of Issuer:

FLEX LNG Ltd.

(b)	Address of issuer's principal executive offices:

Par-La-Ville Place, 14 Par-La-Ville Road, Hamilton Bermuda

Item 2.	(a)	Name of person filing: Geveran Trading Co. Ltd. Greenwich Holdings Ltd. C.K. Limited John Fredriksen

	(b)	Address of Principal Business Office or, if none, Residence:

Geveran Trading Co. Ltd.
c/o Seatankers Management Co. Ltd.
P.O. Box 53562
CY-3399 Limassol, Cyprus

Greenwich Holdings Ltd.
c/o Seatankers Management Co. Ltd.
P.O. Box 53562
CY-3399 Limassol, Cyprus

C.K. Limited
IFC 5
St. Helier
Jersey JE1 1ST

John Fredriksen
c/o Seatankers Management Co. Ltd.
P.O. Box 53562
CY-3399 Limassol, Cyprus

	(c)	Citizenship:

Geveran Trading Co. Ltd. – Cyprus Greenwich Holdings Ltd. – Cyprus Cyprus. C.K. Limited – Jersey John Fredriksen – Cyprus

(d)	Title of class of securities:

Ordinary Shares, $0.10 par value per share

(e)	CUSIP No.:

G35947202

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c); Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)(b)	Amount beneficially owned:
Geveran Trading Co. Ltd. – 24,133,811 Greenwich Holdings Ltd. – 24,133,811 C.K. Limited – 24,133,811 John Fredriksen – 24,133,811

(b)	Percentage of Class:
Geveran Trading Co. Ltd. – 44.6% Greenwich Holdings Ltd. – 44.6% C.K. Limited – 44.6% John Fredriksen – 44.6%

(c)	Number of shares as to which the Reporting Persons have:

	(i)	Sole power to vote or to direct the vote:

0

	(ii)	Shared power to vote or to direct the vote:
Geveran Trading Co. Ltd. – 24,133,811 Greenwich Holdings Ltd. – 24,133,811 C.K. Limited – 24,133,811 John Fredriksen – 24,133,811

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: Geveran Trading Co. Ltd. – 24,133,811 Greenwich Holdings Ltd. – 24,133,811 C.K. Limited – 24,133,811 John Fredriksen – 24,133,811

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2020
(Date)

GEVERAN TRADING CO. LTD.

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

GREENWICH HOLDINGS LTD.

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

C.K. LIMITED

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

JOHN FREDRIKSEN

By:	/s/ John Fredriksen

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G with respect to the ordinary shares, par value $0.10 per share, of FLEX LNG Ltd. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13G, and any amendments hereto, jointly on behalf of each such party.

February 12, 2020
(Date)

GEVERAN TRADING CO. LTD.

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

GREENWICH HOLDINGS LTD.

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

C.K. LIMITED

By:	/s/ Spyros Episkopou
Name:	Spyros Episkopou
Title:	Director

JOHN FREDRIKSEN

By:	/s/ John Fredriksen